

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Cassio Bobsin
Chief Executive Officer
Zenvia Inc.
Avenida Paulista, 2300, 18th Floor, Suites 182 and 184
São Paulo, São Paulo, 01310-300, Brazil

> **Re: Zenvia Inc.**
> **Registration Statement on Form F-1**
> **Filed April 16, 2021**
> **File No. 333-255269**

Dear Mr. Bobsin:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

Form F-1 filed April 16, 20201

Special Note Regarding Non-GAAP Financial Measures, page vi

1. You state in your revised disclosures in response to prior comment 1 that the amortization of acquired intangible assets does not directly relate to the services you perform to your clients. Please explain further what is meant by this statement or revise to remove this disclosure. Also, revise the statement where you indicate that amortization of intangible assets acquired from business combination, which are excluded from Non-GAAP Gross Profit and Non-GAAP Operating Profit represent the "entire amount recorded within [y]our consolidated financial statements," and clarify that this adjustment represents the entire amount recorded in your financial statements as it relates to amortization from business combination intangibles only.

Recent Developments

Our Preliminary Results for the First Quarter of 2021, page 10

2.   Please revise your preliminary results discussions for both Zenvia and D1 to balance such disclosures with a discussion of a measure of income, such as net income/loss.

Capitalization, page 73

3.   We note from your revised disclosures that only certain Zenvia Brazil shareholders will receive new Class B common stock in the Corporate Reorganization while others, namely Spectra I Fundo and Spectra II Fundo, will receive new Class A common stock. However, the introductory bullet points to this table only discuss the issuance of new Class B shares in the Reorganization. Please revise as necessary.

Unaudited Pro Forma Condensed Financial Information, page 88

4.   We note from your response to prior comment 4 that you intend to include an "other transaction accounting adjustments" column in the pro forma condensed statement of financial position to give pro forma effect to the portion of the proceeds directly attributable to the D1 acquisition. Please ensure that any pro forma earnings per share information similarly reflects only the number of shares in the offering that will be used to fund this acquisition. To the extent that you include additional pro forma earnings per share information to reflect the incremental shares in the offering or other expenses to be recorded upon this offering, please also reflect such information in a separate column in your pro forma balance sheet.

Management
Post-IPO Equity Incentive Plan, page 152

5.   We note that upon consummation of this offering, you intend to pay a cash bonus to your executive officers and other members of management as well as issue restricted and performance shares. Please tell us the amount of the intended cash bonus. Also, explain whether the restricted and performance shares are separate issuances and clarify whether any shares will be issued and outstanding at the time of the offering. If so, tell us the amount of related share-based compensation expense that you intend to recognize upon effectiveness. Lastly, please revise to include these transactions in your pro forma per share and related disclosures, if material. Refer to Article 11-01(a)(8) of Regulation S-X.

Consolidated Financial Statements of Zenvia Mobile Servicos Digitais S.A
Note 27. Subsequent Events, page F-43

6.   We note your discussion regarding several financing agreements entered into by Zenvia Brazil during fiscal 2021. Please revise to include a discussion of such issuances or explain why you believe such disclosure is not necessary. Refer to IAS 10.21.

General

7. We note your inclusion of pro forma measures including net revenue, revenue growth, and net revenue expansion rate in the graphics in the forefront of the registration statement. Please revise to clearly label each measure as pro forma. Also, please revise the graphics to present a balanced picture of the company's financial health. In this respect, we note that the company had a net loss in 2020 and indication of such should be given equal prominence with the current presentation emphasizing net revenue. Refer to Securities Act Forms C&DI 101.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Todd Crider